FEBRUARY 22, 2008

FOR IMMEDIATE RELEASE

TAQA North Announces Solicitation of Consents in Respect of Proposed Redemption of PrimeWest Energy Trust Series III Convertible Debentures

ABU DHABI AND CALGARY, CANADA:  TAQA NORTH LTD. (“TAQA”) announces that its indirect, wholly-owned subsidiary PrimeWest Energy Trust (“PrimeWest”) is soliciting consents (the “Consents”) from the holders (“Holders”) of the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest maturing January 31, 2012 (the “Debentures”) to the making of certain amendments (the “Proposed Amendments”) to the trust indenture governing the Debentures among PrimeWest, PrimeWest Energy Inc. (“PEI”) and Computershare Trust Company of Canada (the “Trustee”) dated September 2, 2004 and supplemented by a first supplemental indenture dated January 11, 2007 (the “Trust Indenture”).  If the Proposed Amendments become effective, the Trust Indenture will be amended to permit PrimeWest to redeem the Debentures, in whole or in part, from time to time for an amount in cash equal to $1,000 per $1,000 in principal amount of Debentures so redeemed plus accrued and unpaid interest to, but not including, the date of redemption (the “Amended Redemption Amount”).  The solicitation will expire at 5:00 p.m. (Eastern Standard Time), on March 24, 2008 unless extended (such time, as it may be extended, the “Expiry Time”).  Consents may be revoked at any time prior to the Expiry Time, but not thereafter.

In order for the Proposed Amendments to become effective, PrimeWest must receive Consents from the Holders of 66 2/3% of the outstanding principal amount of Debentures.  If the requisite number of Consents are received and all other conditions are satisfied or waived, a supplemental indenture (the “Supplemental Indenture”) will be entered into in order to amend the Trust Indenture to give effect to the Proposed Amendments and a consent fee (the “Consent Fee”) of  $100 per $1,000 principal amount of the Debentures will be paid to Holders of Debentures as at the close of business on February 22, 2008 (the “Record Date”) who have validly provided and not withdrawn Consents.  The Consent Fee will only be paid following the execution of the Supplemental Indenture implementing the Proposed Amendments.  Interest will not accrue on or be payable with respect to any Consent Fee.  It is intended that the Supplemental Indenture will be entered into and the Debentures will be redeemed on the first business day following the Expiry Time.

PrimeWest has entered into agreements with the Holders of approximately $92,522,000 in principal amount of Debentures, representing approximately 68.90% of the outstanding Debentures, pursuant to which these Holders have agreed to provide Consents.  If these Holders provide Consents, there will be sufficient Consents to effect the Proposed Amendments.

If the requisite Consents are received and the Proposed Amendments become effective, Holders who did not validly provide a Consent, who revoked their Consent prior to the Expiry Date or acquired Debentures after the Record Date (as defined herein) will not receive the Consent Fee.  Instead, upon the redemption of the Debentures by PrimeWest, such Holders would only receive the Amended Redemption Amount of $1,000 for each $1,000 principal amount of Debentures redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Only Holders as of the Record Date will be entitled to provide a Consent to the Proposed Amendments and to be paid the Consent Fee.  The Debentures have been issued in the form of a global certificate in the name of CDS & Co. (“CDS”) as depositary.  PrimeWest anticipates that CDS, as the registered holder of the Debentures, will execute the CDS Omnibus Proxy which authorizes its participants (the “Participants”) to Consent with respect to the Debentures held by the Participants specified on the CDS position listing as of the Record Date.  The Participants include various intermediaries such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

 Any person who holds Debentures through a Participant is a “Beneficial Holder”.  Beneficial Holders can not provide Consents.  In order to provide a Consent, Beneficial Holders must contact the Participant through which they hold their Debentures and instruct the Participant to provide a Consent on their behalf.  In the absence of instructions from a Beneficial Holder as to whether to provide a Consent, the Participant will not provide a Consent on behalf of such Beneficial Holder.  Failure to complete and return a Consent will have the effect of a vote against the Proposed Amendments.

Beneficial Holders holding Debentures through a broker, dealer, bank, trust company or other nominee who wish to provide a Consent must carefully follow any instructions provided by their broker, dealer, bank, trust company or other nominee as to how provide a Consent, including completing and returning in the time stipulated any voting instruction form or other document that may have been forwarded to them.  Failure to do so may result in such Beneficial Holders being ineligible to receive the Consent Fee.   PrimeWest advises Beneficial Holders to contact their dealer, bank, trust company or other nominee through which they hold their Debentures with any questions regarding how to validly provide a Consent and collect the Consent Fee.

Scotia Capital is the solicitation agent for TAQA in respect of the consent solicitation.  Questions regarding the terms of the solicitation or requests for assistance in delivering Consents can be directed to the solicitation agent at:

SCOTIA CAPITAL INC.
1800, 700-2nd Street S.W.
Calgary, Alberta  T2P 2W1
Attention: Scott Burrows, Associate, Investment Banking
Phone: (403)298-4062
Fax: (403)298-4099

TAQA North (PrimeWest Energy) contacts:

George Kesteven, Manager, Investor Relations

(403) 699-7367

Debbie Carver, Investor Relations Advisor

(403) 724-5039

1-877-968-7878 (toll-free)

primewest.investorrelations@taqa.ca

www.primewestenergy.com

TAQA Media contacts:

CANADA

Tom MacMillan, MS&L

+1 416 847 1339 / tom.macmillan@mslpr.ca

London

Claire Maloney, Capital MS&L

+44 207 307 5341 / claire.maloney@capitalmsl.com

UAE

Neil Doyle, Capital MS&L

+971 4367 6164 / neil.doyle@capitalmsl.com

Notes to Editors:

About Abu Dhabi National Energy Company PJSC (TAQA) Abu Dhabi National Energy Company PJSC (TAQA) www.taqa.ae is a global energy company with operations in power generation, desalination, upstream oil/gas, pipelines, gas storage.

TAQA was founded in Abu Dhabi in 2005 and is listed on the Abu Dhabi Stock Exchange. TAQA has in excess of AED 56 billion in assets, 2006 annual turnover of more than AED3.3 billion. TAQA operates from its offices in Abu Dhabi; Ann Arbor, Michigan; Aberdeen; Amsterdam; Calgary and The Hague with alliance partners across the Gulf, Middle East, North Africa, Europe, India, Canada, and the United States.

TAQA North Ltd. is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia; West Central and Southern Alberta; Southwest Saskatchewan; Southeast Saskatchewan; and the Northwest Territories.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P, respectively.